Canada Goose Reports Results for the Fiscal Year 2020 and Provides COVID-19 Update
Fiscal 2020 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 15.4% to $958.1m

•	Net income was $151.7m, or $1.36 per diluted share

•	Adjusted EBIT was $207.4m, representing a 21.6% margin

•	Adjusted net income was $147.2m, or $1.32 per diluted share
The figures above are as compared to the Fiscal Year 2019.
Adjusted EBIT, adjusted EBIT margin, adjusted net income, and adjusted net income per diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (June 3, 2020) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the fourth quarter and year ended March 29, 2020. The Annual Report, including Management's Discussion and Analysis and Audited Consolidated Financial Statements, will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Given the underlying circumstances, I am incredibly proud of the results our team has delivered. We are actively and strategically managing through this temporary period of global uncertainty and delivering against key priorities for the business,” said Dani Reiss, President & CEO. “I remain incredibly optimistic about Canada Goose’s prospects for the future.”
COVID-19 Financial Measures
Canada Goose has taken substantial measures to reinforce its strong financial flexibility. Anticipated cash expenses and investments in the first quarter of fiscal 2021 have been reduced by approximately $90.0m, including the following measures:
Operating costs:

•	Voluntary salary reductions of 20% for all Executive Team members, with President & CEO Dani Reiss continuing to forego his entire salary indefinitely

•	Lower variable SG&A costs from previously announced temporary closures of retail stores and down-filled jacket manufacturing

•	Refocused marketing investments towards brand storytelling and e-commerce

•	Abatements of certain retail and manufacturing fixed rent expenses
Working capital:

•	Elimination of the large seasonal inventory investments typical at this time of year, due to the mandated suspension of down-filled jacket manufacturing

•
Strong finished goods position enables the Company to meet demand as stores re-open with a staggered and gradual resumption of down-filled jacket production alongside PPE production for frontline workers in Canada

•	Payment deferrals of certain retail and manufacturing fixed rent expenses
Capital Expenditures:

•	Reduced investments in retail and manufacturing expansion
Liquidity:
The Company increased its ability to borrow against the borrowing base of its existing asset-based revolving credit facility by up to $50.0m. This enhances financial flexibility, while maintaining low leverage and a highly flexible covenant-lite structure. Pro forma as at June 1, 2020, cash-on-hand was $119.7m and undrawn revolving credit facility capacity was $239.4m.
The Company remains confident that its cash flow profile and liquidity will be sufficient to address a varied range of COVID-19 scenarios that may occur through fiscal 2021. This factors in ongoing PPE manufacturing, which is expected to be neutral to cash flow on an annual basis.
(1) Net debt leverage is a non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
Fiscal 2020 Results (in Canadian dollars, compared to Fiscal 2019):

•	Total revenue increased by 15.4% to $958.1m from $830.5m, or 15.9% on a constant currency basis(1).

•
DTC revenue increased to $525.0m from $431.3m, driven by incremental revenue from new retail stores. The channel was severely impacted by political disruptions in Hong Kong and global COVID-19 disruptions in the third and fourth quarters of fiscal 2020, respectively. These matters resulted in lower levels of tourism, retail traffic, and consumer spending, in addition to frequent reductions to regular store operating hours and unplanned store closures, all impacting revenue.

•
Wholesale revenue increased to $424.0m from $394.7m, driven by incremental revenue contributed by Baffin, higher pricing, and higher order values from international distributors. As COVID-19 disruptions to partner operations intensified through the fourth quarter, there was a significant reduction to shipments, impacting revenue.

•	Other segment revenue increased to $9.1m from $4.5m.

•
Gross profit was $593.3m, a gross margin of 61.9%, compared to $516.8m and 62.2%, respectively. The slight decrease in gross margin was attributable to lower wholesale gross margin, partially offset by favourable channel mix, with a higher proportion of DTC revenue.

•
DTC gross profit was $395.0m, a gross margin of 75.2%, compared to $324.6m and 75.3%, respectively. The change in gross margin (-10 bps) was driven by higher costs (-130 bps), including both input costs and incremental costs from the expansion of in-house manufacturing capacity. This was partially offset by a higher volume of parka sales of (+100 bps).

•
Wholesale gross profit was $197.8m, a gross margin of 46.7%, compared to $192.5m and 48.8%, respectively. The change in gross margin (-210 bps) was driven by higher costs (-220 bps), including both input costs and incremental costs from the expansion of in-house manufacturing capacity and unfavourable product mix reflecting the growth of lower margin non-parka sales (-180 bps). This was partially offset by higher pricing (+130 bps).

•	Other segment gross profit was $0.5m, a gross margin of 5.5%, compared to $(0.3)m and 6.7%. This includes $1.2m of overhead costs resulting from the temporary closure of manufacturing facilities.

•
Operating income was $192.1m, an operating margin of 20.1%, compared to $196.7m and 23.7%, respectively. The decrease in operating income and operating margin was driven by lower DTC and wholesale operating margins and higher corporate expenses.

•
DTC operating income was $249.0m, an operating margin of 47.4%, compared to $223.3m and 51.8%, respectively. Pre-store opening and temporary closure costs of $8.2m and $1.7m, respectively, were incurred in the current fiscal year. Excluding pre-store opening and temporary closure costs, DTC operating margin was 49.3% in fiscal 2020 compared to 52.1% in fiscal 2019. This decline reflects reduced revenue due to COVID-19 impacts on fixed cost leverage and profitability across the channel, and lower profitability levels for current year store openings.

•
Wholesale operating income was $145.1m, an operating margin of 34.2%, compared to $151.1m and 38.3%, respectively. The decrease in operating margin reflects the gross margin decline described above, together with increases in warranty costs of $3.8m, higher headcount costs of $2.3m, and other fixed costs. COVID-19 revenue impacts in the fourth quarter negatively affected fixed cost leverage and profitability across the channel.

•
Other segment operating loss was $202.0m, compared to $177.7m. This includes unallocated corporate expenses, which rose to $193.2m from $169.1m, resulting from an increased investment in marketing of $13.8m and higher foreign exchange losses of $9.6m.

•	Net income was $151.7m, or $1.36 per diluted share, compared to $143.6m, or $1.28 per diluted share.

•	Adjusted EBIT(1) was $207.4m, compared to $206.9m.

•	Adjusted net income(1) was $147.2m, or $1.32 per diluted share, compared to adjusted net income(1) of $151.6m, or $1.36 per diluted share.
(1)    See “Note Regarding Non-IFRS Financial Measures”.

Outlook
The negative financial impacts of COVID-19 will be more pronounced in the first quarter ending June 28, 2020, with a negligible level of revenue expected. The first quarter is historically the smallest in the fiscal year, representing 7.4% of annual sales in fiscal 2020.
Throughout the first seven weeks of the first quarter of fiscal 2021, 75% or 15 of 20 retail stores in the DTC channel were temporarily closed. 2 of the 5 stores that were open during this period, both in Hong Kong, have been severely impacted by restrictions on inbound tourism. Our store in Paris re-opened on May 20, followed by Milan on May 29 and Montreal on June 2. Further openings are being evaluated on a staged region-by-region basis, based on regulatory guidelines and supporting traffic trends as well as the health and safety of employees and guests.
While e-commerce is operational in all markets and digital engagement is strong, this off-season period is a low point for consumer purchasing online. In the wholesale channel, shipments to partners have been largely shutoff since March due to disruptions from retail store closures.
Given prevailing global uncertainties, including the evolution of ongoing outbreaks, the duration of retail store closures, the pace of retail normalization following re-openings and the impact of economic developments and travel restrictions on consumer discretionary spending, all of which are unknown, the Company is not providing an outlook for fiscal 2021.
Conference Call Information
A conference call to discuss fiscal 2020 results is scheduled for today, June 3, 2020 at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (866) 211-4197 or (647) 689-6828 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 4255348 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit www.canadagoose.com for more information.

Non-IFRS Financial Measures
This press release includes references to EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.
For the year ended March 29, 2020, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the periods presented, these were comprised of overhead costs recognized during the temporary closure of our manufacturing facilities, temporary store closure costs including depreciation and interest expenses, and unrealized losses on foreign exchange hedges deemed ineffective for hedge accounting purposes as a result of uncertainties in future cash flows among our international operations.
This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.
The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including anticipated demand for our peak selling season and our ability to capitalize on that demand and the anticipated benefits of the investments we have made internationally. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, the ongoing COVID-19 pandemic, economic conditions and discretionary consumer spending, our expectations regarding industry and seasonal trends, our business plan and growth strategies, including our ability to successfully expand our product lines and expand internationally and timelines for such expansion, global geopolitical events and other disruptions, our ability to forecast inventory requirements, given the disruptions and uncertainties around future demand, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, our ability to accurately forecast our results as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2020, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Statements of Income and Comprehensive Income
(in millions of Canadian dollars, except share and per share amounts)

	Fourth quarter ended		Year ended
	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
	$	$	$	$
Revenue	140.9	156.2	958.1	830.5
Cost of sales	47.3	53.8	364.8	313.7
Gross profit	93.6	102.4	593.3	516.8
Gross margin	66.4%	65.6%	61.9%	62.2%
Selling, general and administrative expenses	95.9	85.0	350.5	302.1
SG&A expenses as % of revenue	68.1%	54.4%	36.6%	36.4%
Depreciation and amortization	14.9	5.7	50.7	18.0
Operating income	(17.2)	11.7	192.1	196.7
Operating margin	(12.2)%	7.5%	20.1%	23.7%
Net interest and other finance costs	4.5	3.1	28.4	14.2
Income before income taxes	(21.7)	8.6	163.7	182.5
Income tax expense	(24.2)	(0.4)	12.0	38.9
Effective tax rate	111.5%	(5.1)%	7.3%	21.3%
Net income	2.5	9.0	151.7	143.6
Other comprehensive income (loss)	4.8	(3.0)	2.8	0.7
Comprehensive income	7.3	6.0	154.5	144.2
Earnings per share
Basic	$0.02	$0.08	$1.38	$1.31
Diluted	$0.02	$0.08	$1.36	$1.28
Weighted average number of shares outstanding
Basic	109,846,029	109,867,553	109,892,031	109,422,574
Diluted	110,809,126	111,606,200	111,168,788	111,767,584
Other data:(1)
EBIT	(17.2)	11.7	192.1	196.7
Adjusted EBIT	(9.7)	13.0	207.4	206.9
Adjusted EBIT margin	(6.9)%	8.3%	21.6%	24.9%
Adjusted net income (loss)	(13.3)	10.0	147.2	151.6
Adjusted net income (loss) per basic share	$(0.12)	$0.09	$1.34	$1.39
Adjusted net income (loss) per diluted share	$(0.12)	$0.09	$1.32	$1.36
(1) EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income, adjusted net income per basic and diluted share are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	March 29, 2020	March 31, 2019
Assets	$	$
Current assets
Cash	31.7	88.6
Trade receivables	32.3	20.4
Inventories	412.3	267.3
Income taxes receivable	12.0	4.0
Other current assets	35.9	32.9
Total current assets	524.2	413.2

Deferred income taxes	40.8	12.2
Property, plant and equipment	115.1	84.3
Intangible assets	161.7	155.6
Right-of-use assets	211.8	—
Other long-term assets	6.0	7.0
Goodwill	53.1	53.1
Total assets	1,112.7	725.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	136.8	110.4
Provisions	15.6	8.1
Income taxes payable	13.0	18.1
Short-term borrowings	—	—
Lease liabilities	35.9	—
Total current liabilities	201.3	136.6

Provisions	21.4	14.7
Deferred income taxes	15.1	16.7
Revolving facility	—	—
Term loan	158.1	145.2
Lease liabilities	192.0	—
Other long-term liabilities	4.6	13.1
Total liabilities	592.5	326.3

Shareholders' equity	520.2	399.1
Total liabilities and shareholders' equity	1,112.7	725.4

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	Fourth quarter ended		Year ended
	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
	$	$	$	$
Operating activities
Net income	2.5	9.0	151.7	143.6
Items not affecting cash:
Depreciation and amortization	19.2	7.4	63.1	22.7
Income tax (recovery) expense	(24.2)	(0.4)	12.0	38.9
Interest expense	4.2	2.9	20.4	13.7
Foreign exchange (gain) loss	2.8	(0.2)	(0.7)	2.7
Acceleration of unamortized costs on debt extinguishment	—	—	7.0	—
Loss on disposal of assets	1.5	0.2	1.7	0.2
Share-based payment	2.6	1.1	8.5	3.8
	8.6	20.0	263.7	225.6
Changes in non-cash operating items	(15.0)	(13.8)	(130.6)	(100.7)
Income taxes paid	(8.9)	(5.1)	(52.1)	(41.0)
Interest paid	(3.9)	(2.1)	(18.5)	(10.5)
Net cash (used in) from operating activities	(19.2)	(1.0)	62.5	73.4
Investing activities
Purchase of property, plant and equipment	(12.6)	(8.9)	(45.3)	(30.3)
Investment in intangible assets	(3.2)	(5.4)	(17.0)	(19.0)
Business combination	—	(0.2)	—	(33.6)
Net cash used in investing activities	(15.8)	(14.5)	(62.3)	(82.9)
Financing activities
Net repayments on debt facilities	—	—	—	—
Transaction costs on financing activities	(0.3)	—	(2.3)	—
Subordinate voting shares purchased for cancellation	—	—	(38.7)	—
Principal paid on lease liabilities	(7.6)	—	(24.7)	—
Settlement of term loan derivative contracts	—	—	4.6	—
Exercise of stock options	1.3	0.6	2.4	3.1
Net cash (used in) from financing activities	(6.6)	0.6	(58.7)	3.1
Effects of foreign currency exchange rate changes on cash	1.3	1.2	1.6	(0.3)
(Decrease) increase in cash	(40.3)	(13.7)	(56.9)	(6.7)
Cash, beginning of period	72.0	102.3	88.6	95.3
Cash, end of period	31.7	88.6	31.7	88.6

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

CAD $ millions (unaudited)	For the fourth quarter ended		For the year ended
	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Net income	2.5	9.0	151.7	143.6
Add (deduct) the impact of:
Income tax expense	(24.2)	(0.4)	12.0	38.9
Net interest and other finance costs	4.5	3.1	28.4	14.2
EBIT	(17.2)	11.7	192.1	196.7
Offering costs (a)	—	0.3	0.1	2.1
Costs of the Baffin acquisition (b)	0.5	0.9	2.4	3.0
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	1.1	(0.4)	(1.6)	0.9
Share-based compensation (d)	0.2	0.5	1.0	2.8
Transition of logistics agencies (e)	0.6	—	0.6	—
COVID-19 costs (f)	4.6	—	4.6	—
Pre-store opening costs (g)	0.6	—	8.2	1.4
Total adjustments	7.5	1.3	15.3	10.2
Adjusted EBIT	(9.7)	13.0	207.4	206.9
Adjusted EBIT margin	(6.9)%	8.3%	21.6%	24.9%

CAD $ millions (unaudited)	For the fourth quarter ended		For the year ended
	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Net income	2.5	9.0	151.7	143.6
Add (deduct) the impact of:
Offering costs (a)	—	0.3	0.1	2.1
Costs of the Baffin acquisition (b)	0.5	0.9	2.4	3.0
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	1.1	(0.4)	(1.6)	0.9
Share-based compensation (d)	0.2	0.5	1.0	2.8
Transition of logistics agencies (e)	0.6	—	0.6	—
COVID-19 costs (h)	4.8	—	4.8	—
Pre-store opening costs (i)	0.7	—	9.4	1.4
Acceleration of unamortized costs on term loan refinancing (j)	—	—	7.0	—
Swiss tax reform (k)	(23.1)	—	(23.1)	—
Total adjustments	(15.2)	1.3	0.6	10.2
Tax effect of adjustments	(0.6)	(0.3)	(5.1)	(2.2)
Adjusted net income (loss)	(13.3)	10.0	147.2	151.6

(a)
Represents costs incurred in connection with Secondary Offerings, including professional fees, consulting, legal, and accounting that would otherwise not have been incurred, and those costs recognized over time.

(b)	Represents costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid by the Company on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents costs incurred for the transition of logistics, warehousing and freight forwarding agencies to enhance our global distribution structure.

(f)
Represents costs incurred as a consequence of the COVID-19 pandemic including $1.2m of overhead costs resulting from the temporary closure of our manufacturing facilities, $1.7m of unrealized losses on foreign exchange operational hedges deemed ineffective, and $1.7m of temporary store closure costs including depreciation on right-of-use assets.

(g)	Represents costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets in fiscal 2020 and rent expense in fiscal 2019.

(h)	Represents COVID-19 costs incurred in (f) above plus $0.2m of interest expense on lease liabilities for temporary store closures in both the fourth quarter and year ended March 29, 2020.

(i)
Represents pre-store opening costs incurred in (g) above plus $0.1m and $1.2m of interest expense on lease liabilities for new retail stores during pre-opening periods for the fourth quarter and year ended March 29, 2020.

(j)	Represents the non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.

(k)	Represents deferred tax asset recognized due to Swiss tax reform effective January 1, 2020.
The tables below reconcile revenue as reported to revenue on a constant currency basis by segment and geography for the periods presented:

	For the fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	114.2	122.4	-8.2	1.5	-6.7	(6.7)%	(5.5)%
Wholesale	25.0	33.0	-8.0	0.1	-7.9	(24.2)%	(23.9)%
Other	1.7	0.8	0.9	0.0	0.9	112.5%	112.5%
Total revenue	140.9	156.2	-15.3	1.6	-13.7	(9.8)%	(8.8)%

	For the year ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	525.0	431.3	93.7	2.7	96.4	21.7%	22.4%
Wholesale	424.0	394.7	29.3	1.9	31.2	7.4%	7.9%
Other	9.1	4.5	4.6	0.1	4.7	102.2%	104.4%
Total revenue	958.1	830.5	127.6	4.7	132.3	15.4%	15.9%

	For the fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	42.1	54.5	(12.4)	—	(12.4)	(22.8)%	(22.8)%
United States	35.1	47.4	(12.3)	0.4	(11.9)	(25.9)%	(25.1)%
Asia	38.2	32.5	5.7	1.1	6.8	17.5%	20.9%
Europe and Rest of World	25.5	21.8	3.7	0.1	3.8	17.0%	17.4%
Revenue	140.9	156.2	(15.3)	1.6	(13.7)	(9.8)%	(8.8)%

	For the year ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	293.1	293.3	(0.2)	—	(0.2)	(0.1)%	(0.1)%
United States	279.0	251.1	27.9	(1.0)	26.9	11.1%	10.7%
Asia	199.9	112.1	87.8	2.4	90.2	78.3%	80.5%
Europe and Rest of World	186.1	174.0	12.1	3.1	15.2	7.0%	8.7%
Revenue	958.1	830.5	127.6	4.5	132.1	15.4%	15.9%

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